UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                   PROFESSIONAL WRESTLING ALLIANCE CORPORATION
                                (Name of Issuer)


                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   74315V 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             BonnieJean C. Tippetts
                          268 West 400 South, Suite 300
                           Salt Lake City, Utah 84101
                                 (801) 575-8073
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                  July 27, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement (   ).

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



                                  SCHEDULE 13D

CUSIP No. 74315V 10 6                                          Page 1 of 3 Pages


1)       NAME OF REPORTING PERSONS

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         World Alliance Consulting, Inc.
         f/k/a A-Z Professional Consultants, Inc.

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP   (A)  ( x )
                                                                      (B)  (   )

3)       SEC USE ONLY

4)       SOURCE OF FUNDS

         OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         World Alliance Consulting, Inc. is a corporation organized under laws of the State of Utah.

                           7)       SOLE VOTING POWER

NUMBER OF                                                         25,185,139
SHARES
BENEFICIALLY               8)       SHARED VOTING POWER           -0-
OWNED BY
EACH
REPORTING                  9)       SOLE DISPOSITIVE POWER        25,185,139
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER      -0-


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         25,185,139

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51.81%

14)      TYPE OF REPORTING PERSON

         OO

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




                                  SCHEDULE 13D

CUSIP No. 74315V 10 6                                          Page 2 of 3 Pages


1)       NAME OF REPORTING PERSONS

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Allen Wolfson

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP   (A)  ( x )
                                                                      (B)  (   )

3)       SEC USE ONLY

4)       SOURCE OF FUNDS

         OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Allen Wolfson is a resident of the State of Utah.

                           7)       SOLE VOTING POWER                 68,625
NUMBER OF
SHARES
BENEFICIALLY               8)       SHARED VOTING POWER               25,185,139
OWNED BY
EACH
REPORTING                  9)       SOLE DISPOSITIVE POWER            68,625
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER          25,185,139


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         25,253,764

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51.95%

14)      TYPE OF REPORTING PERSON

         IN

                                  SCHEDULE 13D

CUSIP No. 74315V 10 6                                          Page 3 of 3 Pages


1)       NAME OF REPORTING PERSONS

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         BonnieJean C. Tippetts

2)       CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP   (A)  ( x )
                                                                      (B)  (   )

3)       SEC USE ONLY

4)       SOURCE OF FUNDS

         OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E). [ ]

6)       CITIZENSHIP OR PLACE OF ORGANIZATION

         Allen Wolfson is a resident of the State of Utah.

                           7)       SOLE VOTING POWER               -0-
NUMBER OF
SHARES
BENEFICIALLY               8)       SHARED VOTING POWER             25,185,139
OWNED BY
EACH
REPORTING                  9)       SOLE DISPOSITIVE POWER          -0-
PERSON WITH

                           10)      SHARED DISPOSITIVE POWER        25,185,139


11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         25,185,139

12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES (  )

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51.81%

14)      TYPE OF REPORTING PERSON

         IN

Item 1.  Security and Issuer

This schedule relates to the common stock, par value $0.001 per share, of Professional Wrestling Alliance ("Common Stock"). Professional Wrestling Alliance Corporation, a Delaware corporation, has its principal executive offices located at 268 South 400 West, Suite 300, Salt Lake City, Utah 84101 ("Issuer").

Item 2.  Identity and Background

(a)  This  statement  is filed by World  Alliance  Consulting,  Inc.,  f/k/a A-Z
     Professional   Consultants,   Inc.   ("World   Alliance"),   Allen  Wolfson
     ("Wolfson"), and BonnieJean C. Tippetts ("Tippetts").

(b) The principal business address for World Alliance, Wolfson, and Tippetts is 268 West 400 South, Suite 300, Salt Lake City, Utah 84101.

(c) World Alliance is a consulting company. Wolfson is the sole shareholder and 100% owner of World Alliance. Tippetts is the President of World Alliance.

(d) World Alliance, Wolfson, and Tippetts have not been convicted in a criminal proceeding during the last five years.

(e) During the last five years, World Alliance, Wolfson, or Tippetts have not been a party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On December 23, 1999, World Alliance purchased 500 shares of Issuer's Common Stock for a total price of $805.00.

On December 23, 1999, World Alliance received 8,389 shares of Issuer's Common Stock in exchange for consulting services rendered to the Issuer.

Pursuant to a Stock Purchase Agreement entered into between Leland Stringer, Barry Vichnick, Allen Nelson, Pamela Nissen, and A-Z Professional Consultants, Inc., Retirement Trust dated December 27, 1999 ("Agreement") , A-Z Professional Consultants, Inc., Retirement Trust received 25,000,000 shares of Issuer's Common Stock and $10,000 cash in exchange for rendering consulting services to the Issuer. A-Z Professional Consultants, Inc., Retirement Trust is a Utah private trust and Allen Wolfson is the sole beneficiary and BonnieJean C. Tippetts is the sole trustee. On January 11,2000, A-Z Professional Consultants, Inc., Retirement Trust transferred the 25,000,000 shares it received pursuant to the Agreement to World Alliance Consulting, Inc., f/k/a A-Z Professional Consultants, Inc.

On January 6, 2000, World Alliance received 300,000 shares of the Issuer's Common Stock in exchange for consulting services rendered to the Issuer.

Between January 11, 200 and February 22, 2000, World Alliance sold 183,250 shares of the Issuer's Common Stock in open market transactions for total gross proceeds of $231,968.85.

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



Between February 7, 2000 and August 18, 2000, World Alliance purchased 41,500 shares of the Issuer's Common Stock for a total price of $22,326.59.

On August 2, 2000 World Alliance received 18,000 shares of the Issuer's Common Stock pursuant to CyberAmerica Corporation's payment of a dividend to its shareholders in shares of Issuer's Common Stock.

On August 2, 2000 Wolfson received 68,625 shares of the Issuer's Common Stock pursuant to CyberAmerica Corporation's payment of a dividend to its shareholders in shares of Issuer's Common Stock.

Item 4.  Purpose of Transaction

The following discussion states the purpose or purposes of the acquisition of the Issuer's securities and describes any plans or proposals resulting in material transactions with the Issuer:

World Alliance received: 25,308,389 shares of the Issuer's Common Stock in consideration of rendering consulting services to the Issuer; a total of 42,000 shares of the Issuer's Common Stock were purchased in open market transactions; and 18,000 shares of Issuer's Common Stock pursuant to CyberAmerica Corporation's payment of a dividend to its shareholders in shares of Issuer's Common Stock. World Alliance sold 183,250 shares of the Issuer's Common Stock in open market transactions.

Wolfson received his 68,625 shares of the Issuer's Common Stock pursuant to CyberAmerica Corporation's payment of a dividend to its shareholders in shares of Issuer's Common Stock.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover page.

(b) The powers of the reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days (starting July 27, 2000 ) aside from those discussed herein.

(d) No person aside from the reporting person listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no current contracts, arrangements, understandings, or relationships with respect to the securities of the issuer that will result in any issuance to the reporting individual except for that: World Alliance Consulting, Inc., a Utah corporation, is 100% owned by Allen Wolfson. BonnieJean C. Tippetts is the President of World Alliance Consulting, Inc.

Item 7.  Material to Be Filed as Exhibits.

Stock Purchase Agreement entered into between Leland Stringer, Barry Vichnick, Allen Nelson, Pamela Nissen and A-Z Professional Consultant's Inc. (now known as World Alliance Consulting, Inc.) dated December 27, 1999 and attached hereto as "Exhibit A."

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            World Alliance Consulting, Inc.
                                            a Utah corporation

Date:    8/24/00                            By:     /s/  BonnieJean C. Tippetts
      --------------------------------------     ------------------------------
                                                     BonnieJean C. Tippetts

                                            Its: President
                                            Allen Wolfson
                                            an individual

Date:    8/24/00                            By:    /s/ Allen Wolfson
      --------------------------------------     ------------------------------
                                                     Allen Wolfson

                                            BonnieJean C. Tippetts
                                            an individual

Date:    8/24/00                            By:    /s/  BonnieJean C. Tippetts
      --------------------------------------     ------------------------------
                                                     BonnieJean C. Tippetts






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).



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